                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Annapolis National Bancorp, Inc.
                       --------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class and Securities)

                                   035848100
                                   ---------
                     (CUSIP Number of Class of Securities)

                             Margaret Theiss Faison
                        Annapolis National Bancorp, Inc.
                               1000 Bestgate Road
                              Annapolis, MD 21401
                                 (410) 224-4455
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 28, 2001
                                 --------------
            (Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]


                         (continued on following pages)

(1)  NAME OF REPORTING PERSON
        Richard M. Lerner

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a) [ ]
                                                            (b) [ ]
(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
     OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
                                    116,500
                           ------------------------
                           (7) SOLE VOTING POWER

                                      N/A
                           -----------------------
                           (8) SHARED VOTING POWER
Number Of Shares
Beneficially Owned                  116,500
By Each Reporting          --------------------------
Person With                (9) SOLE DISPOSITIVE POWER

                                      N/A
                           -----------------------------
                           (10) SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    116,500

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [ ]

      EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.20%

(14)  TYPE OF REPORTING PERSON

          IN

Item 1.   Security and Issuer.
          -------------------

          The class of equity security to which this statement on form Schedule 13D relates is the common stock ("Securities"), of Annapolis National Bancorp, Inc., a bank holding company (the "Issuer"), with principal offices located at 1000 Bestgate Road, Annapolis Maryland 21401.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is being filed by Richard M. Lerner, an individual, hereafter referred to as the "Reporting Person."

          (b) The Reporting Person's business address is 1000 Bestgate Road, Annapolis Maryland 21401.

          (c) The Reporting Person is the President and Director of the Issuer with principal offices located at 1000 Bestgate Road, Annapolis Maryland 21401.

          (d) The Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Reporting Person has been granted restricted shares and granted options to purchase restricted shares of the Issuer's Securities pursuant to that certain 2000 Stock Incentive Plan (the "Plan") as filed by the Issuer with the Securities and Exchange Commission on Registration Statement Form S-8, Commission File Number 0-22961 on April 11, 2001, and incorporated herein by reference.

Item 4.   Purpose of Transaction.
          ----------------------

          (a) On April 28, 2000, the Reporting Person was granted 2,500 shares of Securities and an option to purchase 5,000 shares of the Securities under the Plan (see Item 3), subject to the vesting schedule of the Plan. On April 28, 2001, the Issuer granted to the Reporting Person 500 shares of the Securities, and options to purchase 1,000 shares of the Securities under the Plan. 2,000 additional shares of the Securities granted, and 4,000 additional options to purchase the Securities shall vest in the Reporting Person, in accordance with the Plan's vesting schedule.

          (b)    N/A

          (c)    N/A

          (d)    N/A

          (e)    N/A

          (f)    N/A

          (g)    N/A

          (h)    N/A

          (i)    N/A

          (j)    N/A

Item 5:   Interest in Securities of the Issuer.
          ------------------------------------

          (a) The aggregate number of Securities to which this Schedule 13D relates is 116,500 shares, representing 5.20% of the 2,240,556 shares of the Issuer's Securities outstanding on April 28, 2001.

          (b) If the Reporting Person exercises the options which have been granted to him, he shall the power to the vote all the 116,500 shares of the Securities reported for him.

          (c) On April 28, 2001, pursuant to the Plan, the Reporting Person acquired 500 additional shares of the Securities, and options to purchase 1,000 additional shares of the Securities, giving him total ownership of 116,500 shares of the Securities, should he exercise all of his options. On the grant date, the market price of the Securities was $4.31 per share.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2001



                                            By: /s/ Richard M. Lerner
                                               ------------------------
                                               Richard M. Lerner